PRESIDENTIAL ASSOCIATES I
LIMITED PARTNERSHIP
1280 Massachusetts Ave., 4th Floor
Cambridge, MA 02138

August 19, 2008

William H. Demarest IV
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Presidential Associates I Limited Partnership (the “Registrant”)
Form 10-K for the Year Ended December 31, 2007
Form 10-QSB for the period Ended March 31, 2008
File No. 0-12210

Dear Mr. Demarest:

We have reviewed your letter dated August 14, 2008 in which you request further  information.  In your letter, you asked that we provide you with the factors that we considered when we determined that our disclosure controls and procedures were effective despite management’s failure to provide its report on internal controls over financial reporting in the Registrant’s 10-KSB.

We believe that our disclosure controls are adequate to ensure that the information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  Our failure to provide the details of the management’s report on internal controls over financial reporting resulted from a failure to be timely informed of a change to the reporting requirements, specifically Item 308T, which only became effective on December 15, 2007.  This inadvertent error has been corrected by a modification to an aspect of our disclosure controls that will increase the certainty of timely notice of changes to relevant rules.

Should there be any additional comments, please contact me.

Sincerely,

/s/ Andrew P. Prague
Andrew P. Prague
Chief Financial Officer